UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Jouni Salo
Jouni Salo, President and Chief Executive Officer
Date: October 2, 2009

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTICE OF ANNUAL MEETING
OF THE HOLDERS OF COMMON SHARES
TO BE HELD ON OCTOBER 24, 2009
MANAGEMENT INFORMATION CIRCULAR
SEPTEMBER 25, 2009
If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor or the Company at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

SIGNATURE
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the common shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) will be held at Suite 803, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, on Saturday, the 24th day of October, 2009 at 2:00 p.m. (Hong Kong time), for the following purposes:
1.	to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2008, together with the report of the auditors thereon;
2. to re-elect one Class I director of the Company;
3.	to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the fiscal year ending December 31, 2009, and to authorize the directors to fix the remuneration of the auditors for the ensuing year; and
4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Accompanying this Notice of Meeting is the Management Information Circular, a form of proxy whereby registered shareholders can vote on the matters at the Meeting and a request form whereby shareholders may request to be added to the Company’s supplemental mailing list. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.
The share transfer books of the Company will not be closed, but the Company’s board of directors has fixed September 18, 2009 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or at any adjournment or adjournments thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Management Information Circular.
Registered shareholders (shareholders of record) who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited, by mail or by hand, to the attention of either of: (i) BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for Shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for Shareholders outside of the United States), or (ii) the President of the Company, Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or deposited with the Chairman of the Meeting on the date but prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.
DATED this 25th day of September, 2009.
ON BEHALF OF THE BOARD OF DIRECTORS

“Michael J. Smith” Michael J. Smith
Chairman of the Board
KHD Humboldt Wedag International Ltd.
YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY.

ii

Suite 1620, 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6
MANAGEMENT INFORMATION CIRCULAR
September 25, 2009
This Management Information Circular is being furnished to the shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of KHD Humboldt Wedag International Ltd. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) and management of the Company for use at the annual meeting (the “Meeting”) to be held on Saturday, October 24, 2009 at 2:00 p.m. (Hong Kong time), and at any adjournment or adjournments thereof, at Suite 803, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, for the purposes set forth in the Notice of Meeting, which accompanies and is part of this Management Information Circular.
The Notice of Meeting, form of proxy, supplemental mailing card and this Management Information Circular will be mailed to Shareholders commencing on or about September 30, 2009. The information contained herein is given as of September 25, 2009, except as otherwise stated. All dollar amounts set forth in this Management Information Circular are expressed in United States dollars, unless otherwise indicated.
VOTING INFORMATION
Solicitation of Proxies
The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Management Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.
No person has been authorized to give any information or to make any representation other than as contained in this Management Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Management Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Management Information Circular. This Management Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.
Record Date
The Board has set the close of business on September 18, 2009 as the record date (the “Record Date”) for determining which Shareholders shall be entitled to receive notice of and to vote at the

Meeting. Only Shareholders of record (“Registered Shareholders”) as of the Record Date are entitled to receive notice of and to vote at the Meeting unless, after the Record Date, a Registered Shareholder transfers its Common Shares and the transferee, upon establishing that such transferee owns such Common Shares, requests in writing, at least ten (10) days prior to the Meeting or any adjournment or adjournments thereof, that such transferee may have its name included on the list of Shareholders entitled to vote at the Meeting, in which case such transferee is entitled to vote such Common Shares at the Meeting. Such written request by a transferee shall be filed with the President of the Company at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.
Appointment of Proxyholders
Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on September 18, 2009 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.
The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.
A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. The Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.
In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of either of: (i) BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for Shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for Shareholders outside of the United States), or (ii) the President of the Company, Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, by October 22, 2009. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.
A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.
Revocability of Proxy
Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the date but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked.
Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as defined herein) who wish to change their vote must, at least seven days before their Meeting, arrange for their respective Intermediaries (as defined herein) to revoke the form of proxy on their behalf.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons
A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.
If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee to the Board and for the appointment of the independent auditors of the Company.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Management Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.
In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.
NON-REGISTERED HOLDERS
Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.
In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.
These security holder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
As at September 18, 2009, being the Record Date, there were a total of 30,259,911 Common Shares issued and outstanding, not including 5,875,617 Common Shares owned by five wholly-owned subsidiaries of the Company. Each Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of September 18, 2009, to the best of the Company’s knowledge and based solely upon public records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the votes attached to the issued and outstanding Common Shares:

Name	Amount Owned		Percent of Class(1)
Peter Kellogg	6,283,100	(2)	20.8%

(1)	Based on 30,259,911 Common Shares issued and outstanding on September 18, 2009, not including 5,875,617 Common Shares owned by five wholly-owned subsidiaries.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 of the shares, or approximately 18.6% of the issued and outstanding Common Shares as of September 18, 2009.
The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of class A preferred shares without par value. The Company’s class A preferred shares may be issued in one or more series and the Company’s directors may fix the number of shares which are to comprise each series and the designation, rights, privileges, restrictions and conditions attaching thereon.
Holders of the Common Shares are entitled to vote at all meetings of Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of the Company upon dissolution.
ELECTION OF DIRECTORS
The Company’s Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of the Company, a class of directors is elected to hold office for a three- year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the Shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his or her predecessor.
At the Meeting, Shareholders will be called upon to re-elect the sole Class I director (the “nominee”) by ordinary resolution. The Board has selected Indrajit Chatterjee as the nominee. Mr. Chatterjee has been a director of the Company since 2005 and is a member of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
Michael J. Smith and Silke Stenger each have two years remaining in their respective terms as Class III directors of the Company, which terms expire at the annual meeting of the Shareholders to be held in 2011.
Dr. Kelvin K. Yao resigned as director effective May 1, 2009 and Gerhard Rolf was appointed to fill the resulting vacancy on the Board. As such, Mr. Rolf will hold office for the unexpired portion of Dr. Yao’s term. Dr. Shuming Zhao and Mr. Rolf each have one year remaining in their respective terms as Class II directors of the Company, which terms expire at the annual meeting of the Shareholders to be held in 2010.
The following table sets forth the information regarding Indrajit Chatterjee, the management nominee for election at the Meeting as a Class I director of the Company, and each director of the Company whose term of office will continue after the Meeting:

			Approximate
			number of Common
			Shares beneficially
Name, Place of Residence and			owned, directly or
Present Position with the	Principal Occupation,	Director	indirectly, as of
Company	Business or Employment	Since	September 18, 2009
Indrajit Chatterjee Gurgaon, India Director(1)(2)(3)	Mr. Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.	2005	Nil

Michael J. Smith Hong Kong SAR, China Chairman of the Board and Director	Chairman of the Board, Chief Financial Officer of the Company from 2003 until October 16, 2007 and Secretary of the Company from 2003 until March 1, 2008. Mr. Smith was the President and Chief Executive Officer of the Company between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc.	1986	Nil

Silke Stenger(1)(2)(3) Seligenstadt, Germany Director	Independent Management Consultant and Director and Chief Financial Officer of Management of One Human Capital Consultants Ltd.	2003	Nil

			Approximate
			number of Common
			Shares beneficially
Name, Place of Residence and			owned, directly or
Present Position with the	Principal Occupation,	Director	indirectly, as of
Company	Business or Employment	Since	September 18, 2009
Dr. Shuming Zhao(1)(2)(3) Nanjing, China Director	Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. Dr. Zhao is President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs.	2004	Nil

Gerhard Rolf Frankfurt, Germany Director	Mr. Rolf is retired. Formerly, Mr. Rolf was the European Vice President of Haworth Inc. from 1999 to 2003. Prior to that, he held several positions with Black and Decker from 1987 to 1993, including Managing Director for Germany and Vice President — Total Quality Europe, and was a member of its European board of directors. He later became European President of Security Hardware in Bruehl, Germany.	2009	Nil

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.
While management does not contemplate that the nominee will be unable to serve as a director, if, prior to the Meeting, the nominee is unable to stand for re-election as a director for any reason, the Designated Persons shall have the discretionary authority to vote for the election of any other person or persons as directors.
At the Meeting, Shareholders will be asked to pass an ordinary resolution to elect Indrajit Chatterjee as a Class I director of the Company to serve a term of three years until the close of the annual meeting of the Shareholders held in 2012.
The Board unanimously recommends that Shareholders vote IN FAVOUR of the above resolution at the Meeting. To be effective, the above resolution must be approved by a majority of the votes properly cast thereon by Shareholders present in person or represented by proxy at the Meeting. Proxies received in favour of management (or on which no designation is made) will be voted IN FAVOUR of the election of the sole class I nominee to serve for a term of three years, unless a Shareholder has specified in the proxy that their Common Shares are to be withheld from voting in respect thereof.
Corporate Cease Trade Orders
To the best of the Company’s knowledge, the proposed director of the Company has not, within 10 years before the date of this Management Information Circular, been a director or officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied that person or company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Bankruptcies
To the best of management’s knowledge, the proposed director of the Company has not, within 10 years before the date of this Management Information Circular, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets.
APPOINTMENT AND REMUNERATION OF AUDITORS
Shareholders will be asked to vote for an ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the fiscal year ending December 31, 2009 and to authorize the directors to fix their remuneration. Deloitte & Touche LLP was first appointed on October 17, 2006.
The Board unanimously recommends that Shareholders vote IN FAVOUR of the above resolution at the Meeting. To be effective, the above resolution must be approved by a majority of the votes properly cast thereon by holders if Common Shares present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the approval of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the fiscal year ending December 31, 2009 and the authorization of the directors to fix their remuneration, unless a Shareholder has specified in the proxy that their Common Shares are to be withheld from voting in respect thereof.
STATEMENT OF EXECUTIVE COMPENSATION
General
On September 18, 2008, the Canadian Securities Administrators announced the adoption of new rules under Form 51-102F6 Statement of Executive Compensation (the “New Form”) in respect of financial years ending on or after December 31, 2008. The disclosure contained in this section complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation, the Company is not required to include any comparative period disclosure.
For the purposes of this Management Information Circular:
“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
“COO” of the Company means each individual who acted as chief operating officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
“Named Executive Officers” or “NEOs” means:
(a)	the Company’s CEO;

(b)	the Company’s CFO;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of the New Form; and

(d)	any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.
Compensation Committee
Effective July 15, 2005, the Company formed the Compensation Committee of the Board. During the year ended December 31, 2008, three meetings (including all committee actions by written consent in lieu of a meeting) were held by the Compensation Committee. In 2008, the Compensation Committee consisted of Indrajit Chatterjee, Silke Stenger, Shuming Zhao and Kelvin Yao, all of whom were non-employee directors. Kelvin Yao resigned effective May 1, 2009 and, as such, the Compensation Committee currently consists of Shuming Zhao, Silke Stenger and Indrajit Chatterjee.
The Board adopted a charter for the Compensation Committee on October 21, 2004, a copy of which was filed with the Company’s Information Circular that was filed on SEDAR (www.sedar.com) on July 3, 2007. The Compensation Committee has the following responsibilities:
•	reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance and making recommendations to the Board with respect to the CEO’s compensation based on this evaluation;

•	making recommendations to the Board with respect to the compensation of the CFO and COO, including recommendations regarding salary, incentives, benefits and perquisites;

•	reviewing executive compensation disclosure before the Company publicly discloses such information; and

•	reviewing compensation policies and proposals with reference to industry sectors and markets in which the Company competes for executive and senior management talent.
Compensation Discussion and Analysis
In establishing policies covering base salaries, benefits, perquisites and incentive plans, the Compensation Committee takes into consideration the recommendations of the CEO, who determines compensation for executives of the Company other than the CFO and the COO, as appropriate. In 2008, each of James Busche, Alan Hartslief and Jouni Salo were awarded compensation pursuant to the terms of their respective letter employment agreements.
Objectives of Executive Compensation
In 2008, the Company did not have a compensation program, other than paying base salaries, incentive bonuses and stock options to the NEOs. The philosophy of the Committee in determining executive compensation and the Company’s compensation program is to encourage and reward performance in order to maintain the position of the Company in a highly competitive environment. The Compensation Committee endeavors to ensure that the Company’s compensation policies:
•	attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive’s level of responsibility;

•	recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives;

•	ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company; and

•	provide for health care, disability and life insurance benefits.

The Committee believes that compensation packages for the Company’s executives must be designed to attract and retain executives critical to the success of the Company; ensure that executive compensation is linked to both individual and corporate performance; and focus executives on business factors that impact shareholder value. Compensation for the NEOs for the year ended December 31, 2008 consisted of three main components: (i) base salary; (ii) annual performance incentives; and (iii) stock options.
Base Salaries
Base salary reflects annual compensation received by an executive for the position they hold and the role they perform within the Company. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by the Company’s competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within the Company. The relative base salary of executive officers reflects their experience and the accountability of their respective roles and the incumbent’s performance in such roles. Base salaries are benchmarked externally against comparable roles in peer companies and internally against similar roles. Salaries are then adjusted depending on a NEOs past performance, experience, individual qualifications, promotion or other change in responsibilities, expected future contributions to the Company and current market competitiveness.
Annual Performance Incentives
The Company’s annual performance incentives are designed to reinforce the Company’s business strategy as approved by the Board. The objective of awarding annual performance incentives, consistent with market practice, is to provide a component of compensation that rewards near term performance results of the Company as a whole. Such incentives focus attention on the achievement of short-term profitability with lesser emphasis on revenues. The annual performance incentives provide executives with the opportunity to earn cash incentives based on the achievement of pre-established individual performance objectives. Awards vary as a percentage of base salary and incentive targets for all levels are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Company’s business plan for the fiscal year as approved by the Board and are intended to be challenging but achievable.
Annual performance incentives, which were paid to the NEOs in 2009 for the year ended December 31, 2008, reflect the satisfaction of individual targets set at the beginning of the fiscal period. Annual performance incentives are an important component of the total compensation received by a NEO, primarily because they provide the NEO with an annual financial reward based on the achievement of specific goals. Annual performance incentives are designed to achieve three important objectives:
•	to motivate and reward eligible executives who contribute to successfully achieving Company goals;

•	to provide executives with a competitive total compensation package; and

•	to attract and retain talented executives.
Option-Based Awards
The Company has an incentive stock option plan (the “Option Plan”). Options granted to executive officers are granted pursuant to the terms of the Option Plan. Grants of stock options to executive officers are made based on the executive’s contribution to the achievement of the Company’s goals, taking into account the executive’s existing level of equity incentives. In determining whether to grant new options to the executive officers, the Board takes into account previous grants of option-based awards.
Proposed Changes to Executive Compensation for 2009
In 2008, the Compensation Committee retained the services of an international compensation consultant to advise the Compensation Committee on future NEO compensation and incentive plan objectives for executive compensation. One of the services provided by the consultant was to assist with the redesign of the Company’s executive compensation program. As a result, the Compensation Committee has recommended that certain changes be made with respect to executive compensation for fiscal year 2009. One of the changes that has been recommended by the Committee is the establishment of a uniform compensation program, based on industry comparatives, which was developed by the Committee in consultation with the compensation consultant. In connection with the establishment of the uniform compensation program, the Company will enter into formal employment agreements with NEOs that will replace the more informal employment offer letters that, to date, have governed the terms of the compensation of the respective NEOs. In addition, the Committee has recommended that the Company’s executive incentive program be changed from an equity-based program to a cash-based program. The new executive incentive program will consist of short-term, operational and strategic targets, established by the Company, against which NEOs incentive compensation will be determined. Once the new incentive plan is implemented, stock options previously granted to executives under the old Option Plan (as defined herein) will be cancelled. It is expected that, once implemented, many of these changes will be effective as of January 1, 2009, however, although they have been recommended by the Compensation Committee and accepted by the respective executives, the changes have not yet been approved by the Board.
Performance Graph
The following chart compares a $100 investment in the Common Shares with the Russell 2000 Index over the Company’s five most recently completed financial years, assuming that the $100 investment was made on January 1, 2004. The chart portrays total nominal return for the fiscal years ended December 31, 2004 through 2008, assuming the reinvestment of dividends.

	1/1/04	31/12/04	31/12/05	31/12/06	31/12/07	31/12/08
KHD Humboldt Wedag International Ltd.	$100	$108.58	$120.25	$217.59	$162.76	$60.64
Russell 2000 Index	$100	$117.00	$120.88	$141.43	$137.55	$89.68

During the fourth quarter of 2008, the worldwide economic crisis began to negatively impact the Company’s business and the performance of the Common Shares. Accordingly, restructuring was required to quickly adapt to the rapidly changing market conditions.
The Common Share price was negatively affected by the economic crisis. The trend shown by the performance graph above represents a general increase in value until 2007 and a sharp decline in shareholder value in 2008 that has continued into 2009. This trend in the price of the Common Shares and the Russell 2000 Index does not reflect the trend in the Company’s compensation over the same period, which continued to rise upwards despite the decrease in the price of the Common Shares in the last quarter of 2008.
As described above, the Compensation Committee considers various factors in determining the compensation of the NEOs. The Compensation Committee does not consider the price of the Common Shares to be a strong indicator of performance. The trend of the performance graph was not a factor in the Compensation Committee’s evaluation of

NEO compensation in 2008 due to the unusual and negative impacts of the world financial crisis on the Russell 2000 and the price of the Common Shares.
Option-Based Awards
Pursuant to the terms of the Company’s Option Plan, the Option Plan is to be administered by a plan committee, or if no such committee has been authorized or appointed, by the Board itself. As the Company has no plan committee, the Board administers and implements the Option Plan and recommends changes or additions to the Option Plan. The Compensation Committee assists the Board in these respects. The Board determines all stock options to be granted pursuant to the Option Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. When determining whether to grant new options to executive officers, the Board takes into account previous grants of option-based awards. For a summary of the material provisions of the Option Plan, please see below under the heading “Securities Authorized for Issuance under Equity Compensation Plans — Option Plan”.
At the Company’s annual and special meeting of the Shareholders held in September, 2008, the Shareholders passed a resolution approving the Company’s 2008 Equity Incentive Plan (the “Incentive Plan”). Subject to the terms of the Incentive Plan, a committee, as appointed by the Board, may grant awards under the Incentive Plan, establish the terms and conditions for those awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan’s administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the Incentive Plan. The maximum number of Common Shares that may be issuable pursuant to all awards granted under the Incentive Plan is 1,500,000 Common Shares. As of the date of this Management Information Circular, no awards have been issued pursuant to the Incentive Plan. For a summary of the material provisions of the Incentive Plan, please see below under the heading “Securities Authorized for Issuance under Equity Compensation Plans — Incentive Plan”.
Summary Compensation Table

							SUMMARY COMPENSATION TABLE
							Non-equity incentive
							compensation plan
							compensation
							($)						Total
				Share-	Option-				Long-		All other		Cash	Total
				based	based		Annual		term	Pension	Compen-		Compen-	Compen-
Name and principal		Salary		awards	awards		incentive		incentive	value	sation		sation	sation
position	Year	($)		($)	($)(1)		plans		plans	($)	($)		($)	($)
Michael J. Smith(2) Chairman and Director	2008	30,046	(3)	—	—		140,000	(20)	—	—	396,534	(3)(4)	566,580	566,580

James Busche(5) Former CEO and President	2008	310,000	(7)	—	—		120,000	(20)	—	—	90,067	(6)	520,067	520,067	(7)

Alan Hartslief(8) Chief Financial Officer and Secretary	2008	314,127	(9)	—	—		—		—	—	222,912	(9)	537,039	537,039

Jouni Salo(10) President, CEO and former Chief Operating Officer	2008	141,345	(11)	—	242,550	(12)	—		—	—	243,576	(11)	384,921	627,471

							SUMMARY COMPENSATION TABLE
							Non-equity incentive
							compensation plan
							compensation
							($)					Total
				Share-	Option-			Long-			All other	Cash	Total
				based	based		Annual	term		Pension	Compen-	Compen-	Compen-
Name and principal		Salary		awards	awards		incentive	incentive		value	sation	sation	sation
position	Year	($)		($)	($)(1)		plans	plans		($)	($)	($)	($)
George Zimmerman(13) Senior Vice President	2008	250,948	(14)	—	552,500	(15)	—	87,744	(16)	—	10,389	349,081	901,581

Rudolf Pich Vice President — Sales and Marketing	2008	228,251	(14)	—	552,500	(17)	—	58,496	(16)	—	15,640	302,387	854,887

Hermann Kroger(18) Vice President - Engineering	2008	224,098	(14)	—	552,500	(19)	43,872	43,872	(16)	—	11,773	323,615	876,115

(1)	The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 47.48% to 48.24%, risk-free interest rates of 3.09% to 3.24% and expected dividend yield of 0%.

(2)	Mr. Smith resigned as the Company’s President and CEO effective March 7, 2006, its CFO effective October 16, 2007 and its Secretary effective March 1, 2008.

(3)	Cash compensation for Mr. Smith was paid in Hong Kong dollars and translated into US dollars using a rate of 7.79.

(4)	Including a consultant fee of $230,000 and $9,000 paid to Mr. Smith for his services as a director of the Company.

(5)	Mr. Busche was appointed as the CEO effective March 7, 2006. He ceased to hold this position effective April 13, 2009.

(6)	$90,067 of Mr. Busche’s other compensation was paid in Hong Kong dollars and translated into US dollars using a rate of 7.79.

(7)	Includes $180,000 paid to Montgomery Partners.

(8)	Mr. Hartslief was appointed as the CFO effective October 16, 2007 and its Secretary effective March 1, 2008.

(9)	Cash compensation for Mr. Hartslief was paid in Euros and translated into US dollars using a rate of 1.46.

(10)	Mr. Salo was appointed as the President of the Company’s Cement Division effective May 1, 2008 and was named its COO effective November 1, 2008. Effective April 13, 2009, he was appointed as the Company’s President and CEO.

(11)	Certain portions of the cash compensation for Mr. Salo were paid in Euros and translated into US dollars using a rate of 1.46.

(12)	22,500 stock options were granted to Mr. Salo on May 15, 2008. The options have an exercise price of $30.89 per share and a grant date fair value of $10.78 per share.

(13)	Mr. Zimmerman ceased to hold the position of Senior Vice-President effective May 1, 2009.

(14)	Cash compensation for Messrs. Zimmerman, Pich and Kroger was paid in Euros and translated into US dollars using a rate of 1.46.

(15)	50,000 stock options were granted to Mr. Zimmerman on May 19, 2008. The options have an exercise price of $31.81 per share and a grant date fair value of $11.05 per share.

(16)	Messrs. Zimmerman, Pich and Kroger each elected to receive less salary in exchange for the Company paying parts of their respective salaries into long-term personal insurance plans.

(17)	50,000 stock options were granted to Mr. Pich on May 19, 2008. The options have an exercise price of $31.81 per share and a grant date fair value of $11.05 per share.

(18)	Mr. Kroger ceased to hold this position effective December 4, 2008 and ceased employment with the Company effective March 16, 2009.

(19)	50,000 stock options were granted to Mr. Kroger on May 19, 2008. The options have an exercise price of $31.81 per share and a grant date fair value of $11.05 per share.

(20)	Annual incentive plan compensation paid to Messrs. Smith and Busche in 2008 was earned in 2007 and was in the sole discretion of the Board.

Incentive Plan Awards
An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all option-based and share-based awards granted to NEOs that were outstanding as of December 31, 2008, including awards granted before the year ended December 31, 2008.

	Option-based Awards					Share-based Awards
						Number of	Market or
	Number of			Value of		shares or	payout value
	securities			unexercised		units of	of share-
	underlying	Option		in-the-		shares that	based awards
	unexercised	exercise		money		have not	that have not
	options	price	Option expiration	options		vested	vested
Name	(#)	($)	date	($)		(#)	($)
Jouni Salo	22,500	30.89	May 15, 2018	N/A	(2)	Nil	Nil

Alan Hartslief	50,000	31.28	December 4, 2017	N/A	(2)	Nil	Nil

	16,668	13.06	May 17, 2016	N/A	(3)
Georg Zimmerman(1)	33,334	26.85	May 17, 2017	N/A	(3)	Nil	Nil
	50,000	31.81	May 19, 2018	N/A	(3)

	16,668	13.06	May 17, 2016	N/A	(3)
Hermann Kroger(2)	50,000	26.85	May 17, 2017	N/A	(3)	Nil	Nil
	50,000	31.81	May 19, 2018	N/A	(3)

	16,668	13.06	May 17, 2016	N/A	(3)
Rudolf Pich	33,334	26.85	May 17, 2017	N/A	(3)	Nil	Nil
	50,000	31.81	May 19, 2018	N/A	(3)

(1)	Mr. Zimmerman ceased to hold the position of Senior Vice-President effective May 1, 2009.

(2)	Mr. Kroger ceased to hold the position of Vice-President, Engineering effective December 4, 2008 and ceased employment with the Company effective March 16, 2009.

(3)	None of the options held by the NEOs were in-the-money as at December 31, 2008.
Incentive plan awards – value vested or earned during the year

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	vested during the year
Name	($)	($)	($)
Alan Hartslief	Nil(1)	N/A	N/A

Georg Zimmerman(2)	311,654 (3)	N/A	N/A
81,830 (4)

	Option-based awards –		Share-based awards –	Non-equity incentive plan
	Value vested during the		Value vested during the	compensation – Value
	year		year	vested during the year
Name	($)		($)	($)
Rudolf Pich	311,654	(3)	N/A	N/A
	81,830	(4)

Hermann Kroger(5)	311,654	(3)	N/A	N/A
	81,830	(4)

(1)	16,500 of Mr. Hartslief’s stock options vested on December 4, 2008. As the exercise price of such options was $31.28 per share and the closing price of the Common Shares on December 4, 2008 was $8.73 per share, Mr. Hartslief would not have realized any value if he had exercised such options on the vesting date.

(2)	Mr. Zimmerman ceased to hold the position of Senior Vice-President effective May 1, 2009.

(3)	16,666 of the respective NEO’s stock options that were granted on May 17, 2006 vested on May 17, 2008. As the exercise price of such options was $13.06 per share and the closing price of the Common Shares on May 19, 2008, the next trading day after the vesting of such options, was $31.76 per share, the NEO would have realized a value of $311,654 had he exercised such options on May 19, 2008.

(4)	16,666 of the respective NEO’s stock options that were granted on May 17, 2007 vested on May 17, 2008. As the exercise price of such options was $26.85 per share and the closing price of the Common Shares on May 19, 2008, the next trading day after the vesting of such options, was $31.76 per share, the NEO would have realized a value of $81,830 had he exercised such options on May 19, 2008.

(5)	Mr. Kroger ceased to hold the position of Vice-President, Engineering effective December 4, 2008 and ceased employment with the Company effective March 16, 2009.
Narrative Discussion
For a summary of the material provisions of the Option Plan, pursuant to which all option-based awards described above were granted to Named Executive Officers, please see below under the heading “Securities Authorized for Issuance under Equity Compensation Plans — Option Plan”. There was no re-pricing of stock options under the Option Plan or otherwise during the Company’s most recently completed financial year ended December 31, 2008.
Pension Plan Benefits
As of September 25, 2009, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its Named Executive Officers.

Termination and Change of Control Benefits
Effective March 1, 2008, the Company entered into an independent consulting agreement with Michael Smith, the Company’s Chairman, pursuant to which he provides consulting services to the Company. In the event that the agreement is terminated by the Company or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require the Company to purchase all or any part of the Common Shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of the Common Shares on the New York Stock Exchange for the ten preceding trading days.
Effective May 16, 2006, as amended by letter agreement dated January 15, 2007, the Company entered into an employment agreement with James Busche. Pursuant to the letter agreement, in the event that Mr. Busche was terminated in connection with a change of control of the Company, Mr. Busche would be entitled to receive a termination payment equal to the sum of three times Mr. Busche’s base salary and his last annual bonus. In addition, all unvested rights in any stock options or other equity awards made to Mr. Busche would vest in full in the event of a change of control.

In January, 2007, as amended in April, 2007, the Company entered into a management services agreement with Montgomery Partners Limited. In the event of a change of control of the Company, Montgomery Partners would be entitled to receive a termination payment equal to the sum of three times the annual consulting fee payable to Montgomery Partners pursuant to the terms of the management services agreement.
Effective October 11, 2007, the Company entered into a letter employment agreement with Alan Hartslief whereby the Company employs him as the Company’s CFO. In the event that Mr. Hartslief is terminated in connection with a change of control, he will be entitled to a lump sum severance payment equal to 24 months of his current annual salary under the agreement. In addition, all unvested rights in any stock options or other equity awards made to Mr. Hartslief will vest in full in the event of a change of control.
Director Compensation
The following table provides a summary of compensation paid by the Company during the fiscal year ended December 31, 2008 to the directors of the Company.
DIRECTOR COMPENSATION TABLE

		Share-	Option-	Non-equity
		based	based	incentive plan		All other
	Fees earned	awards	awards	compensation	Pension	compensation	Total
Name(1)	($)	($)	($)	($)	value ($)	($)	($)
Silke Stenger	101,125	—	—	—	—	—	101,125
Indrajit Chatterjee	79,500	—	—	—	—	—	79,500
Dr. Shuming Zhao	42,000	—	—	—	—	—	42,000
Dr. Kelvin K. Yao(2)	36,000	—	—	—	—	—	36,000

(1)	Compensation provided to the Company’s director and Chairman, Michael Smith, is disclosed in the table above under the heading “Summary Compensation Table”.

(2)	Dr. Yao resigned as director effective May 1, 2009 and Gerhard Rolf was appointed to the Board on that date.
Narrative Discussion
A total of $258,625 was paid to directors of the Company for services rendered as directors, or for committee participation or assignments, during the Company’s most recently completed financial year. The Company’s directors are each paid an annual fee of $30,000 and $750 for each directors’ meeting attended as well as additional fees, as applicable, for their respective participation on the Company’s Audit and Compensation Committees. The Company also reimburses its directors and officers for expenses incurred in connection with their services as directors and officers.
Incentive Plan Compensation for Directors
None of the Company’s directors held outstanding option-based or share-based awards as of December 31, 2008, including awards granted before the year ended December 31, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out securities authorized for issuance under compensation plans as of December 31, 2008, the end of the Company’s most recently completed financial year:

			Number of Common
			Shares remaining available
	Number of Shares to be	Weighted average	for future issuance under
	issued upon exercise of	exercise price of	equity compensation plans
	outstanding options,	outstanding options,	(excluding Common Shares
Plan Category	warrants and rights	warrants and rights	reflected in second column)
Equity compensation plans approved by security holders (Option Plan)	1,579,720	$24.96	177,624

Equity compensation plans approved by security holders (Incentive Plan)	Nil	Not Applicable	1,500,000

Equity compensation plans not approved by security holders	Nil	Not Applicable	Not Applicable

Total	1,579,720	Not Applicable	1,677,624

Option Plan
The Option Plan provides for the grant of incentive stock options to purchase Common Shares to the Company’s directors, officers and key employees and other persons providing ongoing services to the Company. The Option Plan is administered by the Board. The maximum number of Common Shares which may be reserved and set aside for issuance under the Option Plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one Common Share. The exercise price of an option may not be less than the closing market price of the Common Shares on the New York Stock Exchange, Inc. on the day prior to the date of grant of the option. In the event the Common Shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the Common Shares on the New York Stock Exchange, Inc. for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Option Plan for an exercise period of up to ten years from the date of grant of the option. During the year ended December 31, 2008, the Company granted: (i) stock options to two employees to purchase up to 42,500 Common Shares at $30.89 per share, on or before May 15, 2018; (ii) stock options to eight employees to purchase up to 316,662 Common Shares at $31.81 per share, on or before May 19, 2018; and (iii) stock options to two employees to purchase up to 66,664 Common Shares at $31.53 per share, on or before June 30, 2018. The vesting terms for all options granted in 2008 provide for one third of all options granted to vest on each anniversary date of the grant of the respective options for the next three years. Subsequent to December 31, 2008, 847,778 options were terminated as a result of employees ceasing employment with the Company. There are 731,942 options outstanding as of September 25, 2009. The number of options available for grant under the Option Plan was 1,025,402 as at September 25, 2009.
Incentive Plan
At the Company’s annual and special meeting of the Shareholders held in September, 2008, the Shareholders passed a resolution approving the Incentive Plan. Pursuant to the terms of the Incentive Plan, the Board, the Compensation Committee or such other committee of the Board as is appointed by the Board to administer the Plan, may grant Awards (as defined below) under the Incentive Plan, establish the terms and conditions for those Awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan’s administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards (each, an “Award”) under the Incentive Plan. Awards may be granted to employees, directors, officers or consultants of the Company or any affiliate or any person to whom an offer of employment with the Company or any affiliate is extended. The Committee has the authority to determine which employees, directors, officers, consultants and prospective employees should receive

Awards. Non-employee directors and consultants may not receive incentive stock options. The maximum number of Common Shares that may be issuable pursuant to all Awards granted under the Incentive Plan is 1,500,000 Common Shares. Forfeited, cancelled, returned and lapsed Awards are not counted against the 1,500,000 Common Shares. Any Awards or portions thereof that are settled in cash and not in Common Shares shall not be counted against the 1,500,000 Common Shares. As of the date of this Management Information Circular, no Awards have been issued pursuant to the Incentive Plan.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election as a director of the Company or any associate of such director, officer or proposed nominee, was indebted to the Company or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
No current or former director, executive officer or employee is indebted to the Company as at the date of this Management Information Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein: (a) no director or executive officer of the Company; (b) no person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both (including control through nominees and proposed directors) carrying more than 10% of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) no director or executive officer of an Insider; and (d) no associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada.
On May 12, 2009, the Company entered into and completed an agreement with Mass Financial Corp. (“Mass Financial’) for the redemption of the preferred shares of Mass Financial and its former subsidiary and the payment of accrued dividends on the preferred shares of Mass Financial. For more information, please see the section entitled “Settlement of Investment in Preferred Shares of Mass Financial and its Former Subsidiary” in the Company’s MD&A for the period ended June 30, 2009 that was filed on SEDAR (www.sedar.com) on August 13, 2009.
MANAGEMENT CONTRACTS
Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.
In January, 2006, the Company transferred to Mass Financial Corp. (“Mass”) its interests in its subsidiaries involved in or related to its financial services business and not complimentary to its industrial and engineering services business segment, except for, among other assets, its passive royalty interest in an iron ore mine. Mass was a wholly-owned subsidiary of the Company until January 31, 2006. As Mass, by and through its officers, employees, agents, representatives and affiliates, has expertise in the areas of corporate management, finance, investment, acquisitions and other matters related to the operation of such assets, the Company engaged Mass to perform management services for the Company in connection with certain assets, including the royalty interest in an iron ore mine. Pursuant to a Management Services Agreement, dated February 1, 2006, between the Company and Mass, as compensation for providing management services in connection with the review, supervision and monitoring of the royalty from the iron ore mine, the Company has agreed to pay to Mass 8% of the royalty income (net of all mining and related taxes) received in connection with the iron ore mine operations. From January 1, 2008 to August 31, 2009, the total amount paid or payable to Mass for management services in connection with the royalty interest was $2.0 million.

In March, 2006, the Company entered into a General Management Services Agreement with Mass, pursuant to which the Company engaged Mass to provide consulting services in Asia and to provide general management and office support services. The agreement is for an indefinite term and may be terminated by either party on six months notice. The Company paid Mass $344,000 per year for these management services. From January 1, 2008 to August 31, 2009, the total amount paid or payable to Mass was $5.7 million, which included reimbursement of expenses of $2.2 million.
AUDIT COMMITTEE DISCLOSURE
Pursuant to National Instrument 52-110 Audit Committees, the Company is required to disclose certain information as set out in Form 52-110F1, which is set out in Schedule B to this Management Information Circular.
CORPORATE GOVERNANCE
Nominating and Corporate Governance Committee
Effective July 15, 2005, the Company formed a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee currently consists of Silke Stenger, Dr. Shuming Zhao and Indrajit Chatterjee, all of whom are non-employee directors of the Company and are independent as that term is used in Section 303A.02 of the New York Stock Exchange Listed Company Manual. The primary function of the Nominating and Corporate Governance Committee is to assist the Board in developing the Company’s approach to corporate governance issues and monitoring performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to the Board. The Board adopted a charter for the Nominating and Corporate Governance Committee on October 21, 2004, a copy of which was filed with the Company’s Information Circular that was filed on SEDAR (www.sedar.com) on July 3, 2007.
The Nominating and Corporate Governance Committee does not currently have a policy with regard to the consideration of any director candidates recommended by the Shareholders. The Board does not believe that it is necessary to have a policy with regard to the consideration of any director candidates recommended by Shareholders as any such candidates can be appropriately evaluated by the Nominating and Corporate Governance Committee. However, the Company encourages Shareholders to recommend candidates directly to the Nominating and Corporate Governance Committee by sending communications to the Nominating and Corporate Governance Committee of KHD Humboldt Wedag International Ltd., Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.
Corporate Governance Disclosure
Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose certain corporate governance information as is set out in Form 58-101F1 Corporate Governance Disclosure (“Form 58-101F1”). A description of the Company’s approach to corporate governance, with its responses to the Form 58-101F1, is set out in Schedule A to this Management Information Circular.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted upon at the Meeting.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for the Company is Mellon Investor Services LLC at 480 Washington Boulevard, Jersey City, New Jersey 07310, USA, telephone 201-680-6578, toll-free 800-851-9677 and website address www.melloninvestor.com/isd.

OTHER BUSINESS
Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company, shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.
ADDITIONAL INFORMATION
The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders may contact the Company by writing to the Company’s Secretary to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”) free of charge. Financial Information is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2008 and the six month period ended June 30, 2009.
DATED effective the 25th day of September, 2009.

SCHEDULE A
CORPORATE GOVERNANCE DISCLOSURE
The disclosure noted below is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices. The section references are to Form 58-101F1 in accordance with National Instrument 58-101.
1.	Board of Directors
(a)	Silke Stenger, Indrajit Chatterjee, Gerhard Rolf and Dr. Shuming Zhao are independent directors.

(b)	Michael J. Smith is a former executive officer of the Company and is therefore not an independent director.

(c)	A majority of the directors are independent.

(d)	The following directors are also directors of other reporting issuers (or the equivalent in a foreign jurisdiction), as identified next to their name:

Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Michael J. Smith	Blue Earth Refineries Inc.

Silke Stenger	None

Indrajit Chatterjee	None

Gerhard Rolf	None

Dr. Shuming Zhao	Little Swan Company Ltd. (China)
(e)	Since January 1, 2009 (the start of the Company’s most recently completed financial year), the independent directors have not held any meetings at which non-independent directors and members of management are not in attendance. The Company’s Board of Directors (the “Board”) holds frequent meetings and has opened communication in order to facilitate open and candid discussion among its independent directors.

(f)	The Chairman of the Board is Michael J. Smith and the Board has determined that he is not an independent director. Refer to Item 3 — Position Description for Chairman of the Board.

(g)	The following table shows the attendance record of each director for all Board meetings held during fiscal 2009 (including all Board actions by written consent in lieu of a meeting):

Name	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	10	100%

Silke Stenger	10	100%

Indrajit Chatterjee	10	100%

Dr. Kelvin K. Yao(1)	3	30%

Name	Board Meetings Attended	% of Board Meetings Attended
Dr. Shuming Zhao	10	100%

Gerhard Rolf(2)	7	70%

(1)	Dr. Yao resigned as a director of the Company effective May 1, 2009. He attended 100% of all Board meetings held in 2009 (including all Board actions by written consent in lieu of a meeting) until his resignation from the Board.

(2)	Mr. Rolf was appointed to the Board effective May 1, 2009 and has attended 100% of all Board meetings held (including all Board actions by written consent in lieu of a meeting) since his appointment.
2.	Board Mandate

The Board has adopted the following mandate and terms of reference for directors:

The Board of KHD Humboldt Wedag International Ltd. (the “Company”) is responsible for the stewardship of the Company on behalf of the shareholders.

In directing the affairs of the Company and delegating to management the day-to-day business of the Company, the Board endorses the guidelines for responsibilities of the Board as set out by regulatory authorities on corporate governance in Canada and the United States, and as incorporated in the its Nominating and Corporate Governance Committee Mandate.

The Board’s primary responsibilities are to supervise the management of the Company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards. The Board is also responsible for:
•	selecting and assessing members of the Board;

•	choosing, assessing and compensating the Chief Executive Officer of the Company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

•	reviewing and approving the Company’s strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

•	adopting a code of conduct and a disclosure policy for the Company, and monitoring performance against those policies;

•	ensuring the integrity of the Company’s internal control and management information systems;

•	approving the Company’s financial statements and related public disclosures prior to such disclosure;

•	approving any major changes to the Company’s capital structure, including significant investments or financing arrangements; and

•	reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.
The Board will have a majority of members who will be unrelated and independent from management and will act as a cohesive team in ensuring effective governance of the Company. It will monitor the performance of management against stated goals and its own effectiveness through regular, formal self-evaluations.
3.	Position Descriptions

Chairman of the Board

The Board has developed and approved the following position description for the Chairman of the Board:

Position: Chairman of the Board

Reports to: Board

General Accountability

The Chairman of the Board reports to the Board. The Chairman, working with the Chief Executive Officer, guides and directs management to ensure that all matters relating to the stewardship and mandate of the Board are completely disclosed and discussed with the Board.

On a demand basis, the Chairman of the Board assists the Chief Executive Officer and provides guidance on those matters of Board interest and provides a sounding board to the Chief Executive Officer on issues and concerns.

Nature and Scope

The Chairman performs the following additional functions:
•	is responsible for managing the process of the Board and for ensuring that the Board discharges the responsibility in its mandate;

•	schedules regular meetings of the Board and works with the Chief Executive Officer on the agenda to see that all board matters are properly and adequately addressed and the appropriate information is sent to directors in a timely fashion;

•	ensures that all members of the Board have full opportunity to participate and question management regarding development of the Company;

•	provides opportunity for all independent Board members to make comments in the absence of management and to give freely of independent guidance; and

•	conducts shareholders meetings and determines the democratic will of shareholders.
Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

Reports to: Board

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board. The Chairman, working with the Committee and outside advisors as necessary, ensures that the Nominating and

Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance, and succession planning.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:
•	manages the process of the Committee, its efficiency during meetings, and helps ensure that the Committee discharges the responsibility in its mandate;

•	sets and approves the agenda of each meeting;

•	through outside counsel and other assistance, remains informed on any issues that may arise to affect the Company’s compliance policies and practices;

•	assists in monitoring compliance with the Company’s stated policies and procedures regarding governance;

•	ensures that all members of the Committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the Committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

•	provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and the Company’s Compliance Officer, as applicable, to establish and ensure adherence to the Company’s governance and compliance practices.
Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: Board

General Accountability

The Chairman of the Audit Committee reports to the Board. The Chairman, working with the Committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:
•	manages the process of the Committee and ensures that the Committee discharges the responsibility in its charter;

•	reviews and approves the agenda of each meeting prior to the meeting;

•	through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;

•	ensures that all members of the Committee have full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the Audit Committee mandate regarding overseeing full and fair disclosure of the Company’s financial position is met; and

•	provides guidance and opinions as necessary to management to facilitate the continued improvement of the Company’s financial control and disclosure practices.
Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: Board

General Accountability

The Chairman of the Compensation Committee reports to the Board. The Chairman, working with the Committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:
•	manages the process of the Committee and ensures that the Committee discharges the responsibility in its mandate;

•	reviews and approves the agenda of each meeting prior to the meeting;

•	through consultation with management and the use of outside benchmarks such as competitive compensation surveys, remains informed on any issues that may arise within the Company with regard to compensation of its executives;

•	ensures that all members of the Committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the Committee mandate regarding recommending the Chief Executive Officer’s compensation and approving the compensation package of the Company’s other executive officers is met; and

•	provides guidance and opinions as necessary to the Chief Executive Officer and to the Company’s human resources officer, if applicable, to enable the continued improvement of the Company’s compensation practices.
Chief Executive Officer

The Board has developed and approved the following position description for the Chief Executive Officer:

•	responsible for the management and operational control of the Company; and

•	provides vision, leads the development of long term strategy and drives profitable growth and shareholder value.
Major responsibilities:
•	leads and manages the Company within the guidelines established by the Board;

•	communicates a clear vision for the Company to team members, investors, customers and business partners;

•	recommends to the Board strategic directions for the Company’s business and when approved by the Board, successfully implements the corresponding strategic, business and operational plans;

•	directs and monitors the activities of the Company in a manner that ensures agreed upon targets are met and that the assets of the Company are safeguarded and optimized in the best interests of all the shareholders;

•	develops and implements operational policies to guide the Company within the limits prescribed by its bylaws and the strategy framework adopted by the Board;

•	develops and recommends the corporate and organizational structure and staffing to the Board;

•	leads the Company and its key managers to successfully deliver on established financial and strategic goals; and where appropriate, recruits top notch executives to help drive positive change;

•	develops and maintains an annual (or more frequently if required) Board approved plan for the development and succession of senior management;

•	manages and oversees communications and disclosure to the shareholders, the public and regulatory bodies in a transparent comprehensive and honest manner;

•	meets regularly with and maintain relationships with the financial community; and

•	meets regularly and as required with the Chairman and Board Committees to review material issues and to ensure that Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.
4.	Orientation and Continuing Education
(a)	The Company has a formal process to orient and educate new recruits to the Board regarding the role of the Board, its committees and its directors, as well as the nature and operations of the Company’s business. This process provides for an orientation day with key members of the management staff, and further provides key reference and background materials, such as the current Board approved business and strategic plan, the most recent Board approved budget, the most recent annual report, the audited financial statements and copies of the interim quarterly financial statements. The Company also provide new directors with the terms of reference for each of the directors, the Chairman of the Board, the terms of reference for the Chief Executive Officer, the statement of general business principles and code of ethics, and the charters for each committee of the Board, each of which have been approved by the Board.

(b)	The Board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as directors.

5.	Ethical Business Conduct
(a)	The Board has adopted a written code of ethics (the “Code of Ethics”).
(i)	The Code of Ethics has been filed as an Exhibit to this Schedule A Corporate Governance Disclosure. A copy of the Code of Ethics can be obtained by written request to the Secretary of the Company at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

(ii)	The Code of Ethics was adopted by the Audit Committee of the Company on November 9, 2006. Since that date, the Board has conducted an assessment of its performance, including the extent to which the Board and each director comply with the Code of Ethics. It is intended that such assessment will be conducted annually. The Board will be assessing other mechanisms by which it can monitor compliance with the Code of Ethics in an efficient manner.

(iii)	There has been no conduct of any director or officer that would constitute a departure from the Code of Ethics, and therefore, no material change reports have been filed in this regard.
(b)	Pursuant to the terms of reference for directors which has been adopted by the Board, directors are instructed to declare any conflicts of interest in matters to be acted on by the Board, to ensure that such conflicts are handled in an appropriate manner, and to disclose any contracts or arrangements with the Company in which the director has an interest. Any director expressing a conflict or interest in a matter to be considered by the Board is asked to leave the meeting for the duration of the discussion related to the matter at hand, and to abstain from voting with respect to such matter.

(c)	The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code of Ethics, the insider trading policy and such other policies that may be adopted from time to time. In addition, the Audit Committee has adopted a written code of conduct, which sets out the standards of ethical behaviour required for all employees and officers of the Company and its subsidiaries. The Board conducts regular reviews with management for compliance with such policies.
6.	Nomination of Directors
(a)	The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. In identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgement, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. As part of the process, the Nominating and Corporate Governance Committee is responsible for conducting background searches, and is empowered to retain search firms to assist in the nominations process. Once candidates have gone through a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the Board.

(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.

(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, a copy of which was filed with the Company’s Information Circular that was filed on SEDAR (www.sedar.com) on July 3, 2007.

7.	Compensation
(a)	The Board has appointed a Compensation Committee, which is responsible for, among other things, developing the Company’s approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company’s senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Company’s stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans, and reports to the Board on compensation matters.

(b)	The Compensation Committee is composed entirely of independent directors.

(c)	The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, a copy of which was filed with the Company’s Information Circular that was filed on SEDAR (www.sedar.com) on July 3, 2007.

(d)	No compensation consultant or advisor has been retained since the beginning of the Company’s most recently completed financial year to assist in determining compensation for any of the directors and officers.
8.	Other Board Committees

The Company has no other standing committees other than the Audit, the Compensation and the Nominating and Corporate Governance Committees.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director’s contributions at Board meetings, service on committees, experience base, and their general ability to contribute to one or more of the Company’s major needs. However, the Board has not yet implemented such a process of assessment.

EXHIBIT 1
TO SCHEDULE A
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(the “Company”)
Code of Ethics for the Senior Executive Officers and Senior Financial Officers
(the “Code”)
This Code applies to the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, persons performing similar functions within the Company and other officers and persons of the Company and its subsidiaries with exposed and prominent functions in connection with the reports filed by the Company with the S.E.C. (the “Senior Officers”). A list of persons with such functions is prepared on an annual basis and confirmed by the Audit Committee. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all Senior Officers of the Company. All Senior Officers should conduct themselves accordingly and seek to avoid the appearance of improper behaviour in any way relating to the Company.
This code is in addition to the Company’s Code of Conduct which sets forth fundamental principles of business ethics for all employees.
Any Senior Officer who has any questions about the Code should consult with the Chief Executive Officer, the Company’s board of directors (the “Board”) or the Company’s audit committee (the “Audit Committee”).
The Company has adopted the Code for the purpose of promoting:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company that are within the Senior Officer’s area of responsibility;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.
HONEST AND ETHICAL CONDUCT
Each Senior Officer owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Senior Officers must adhere to a high standard of business ethics and are expected to make decisions and take actions based on the best interests of the Company, as a whole, and not based on personal relationships or benefits. Generally, a “conflict of interest” occurs when a Senior Officer’s personal interests is, or appears to be, inconsistent with, interferes with or is opposed to the best interests of the Company or gives the appearance of impropriety.
Examples of clear conflict of interest situations that should always be raised with the chairperson of the Audit Committee include the following:
•	any significant ownership interest in any supplier or customer;

•	any consulting or employment relationship with any supplier, customer or competitor;

•	any outside business activity that detracts from a Senior Officer’s ability to devote appropriate time and attention to his or her responsibilities within the Company;

•	the receipt of not insignificant gifts from any company or person with which the Company have current or prospective business dealing;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member of a Senior Officer; and

•	selling anything to or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to buy or sell.
Business decisions and actions must be made in the best interests of the Company and should not be influenced by personal considerations or relationships. Relationships with the Company’s stakeholders — for example suppliers, competitors and customers — should not in any way affect a Senior Officer’s responsibility and accountability to the Company. Conflicts of interest can also arise when a member of a Senior Officer’s family receives improper gifts, entertainment or benefits as a result of the Senior Officer’s position in the Company.
Specifically, each Senior Officer must:
1.	act with integrity, including being honest and candid while still maintaining the confidentiality of information when required or consistent with the Company’s policies;

2.	avoid violations of the Code, including actual or apparent conflicts of interest with the Company in personal and professional relationships;

3.	disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a breach of the Code, including actual or apparent conflicts of interest with the Company;

4.	obtain approval from the Board or Audit Committee before making any decisions or taking any action that could reasonably be expected to involve a conflict of interest or the appearance of a conflict of interest;

5.	observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies;

6.	maintain a high standard of accuracy and completeness in the Company’s financial records;

7.	ensure full, fair, timely, accurate and understandable disclosure in the Company’s periodic reports;

8.	report any violations of the Code to the Board or Audit Committee;

9.	proactively promote ethical behaviour among peers in his or her work environment; and

10.	maintain the skills appropriate and necessary for the performance of his or her duties.
DISCLOSURE OF COMPANY INFORMATION
As a result of the Company’s status as a public company, it is required to file periodic and other reports with the SEC. The Company takes its public disclosure responsibility seriously to ensure that these reports furnish the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Company. All disclosures contained in reports and documents filed with or submitted to the SEC, or other government agencies, on behalf of the Company or contained in other public communications made by the Company must be complete and correct in all material respects and understandable to the intended recipient.

The Senior Officers, in relation to his or her area of responsibility, must be committed to providing timely, consistent and accurate information, in compliance with all legal and regulatory requirements. It is imperative that this disclosure be accomplished consistently during both good times and bad and that all parties in the marketplace have equal or similar access to this information.
All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the book” funds, assets or liabilities should not be maintained unless permitted by applicable law or regulation. Senior Officers involved in the preparation of the Company’s financial statements must prepare those statements in accordance with generally accepted accounting principles, consistently applied, and any other applicable accounting standards and rules so that the financial statements materially, fairly and completely reflect the business transactions and financial statements and related condition of the Company. Further, it is important that financial statements and related disclosures be free of material errors.
Specifically, each Senior Officer must:
1.	familiarize himself or herself with the disclosure requirements generally applicable to the Company;

2.	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, including the Company’s independent auditors, governmental regulators, self-regulating organizations and other governmental officials;

3.	to the extent that he or she participates in the creation of the Company’s books and records, promote the accuracy, fairness and timeliness of those records; and

4.	in relation to his or her area of responsibility, properly review and critically analyse proposed disclosure for accuracy and completeness.
CONFIDENTIAL INFORMATION
Senior Officers, directors and employees must maintain the confidentiality of confidential information entrusted to them by the Company of its customers, suppliers, joint venture partners, or others with whom the Company is considering a business or other transaction except when disclosure is authorized by an executive officer or required or mandated by laws or regulations. Confidential information includes all non-public information that might be useful or helpful to competitors or harmful to the Company or its customers or suppliers, if disclosed. It also includes information that suppliers, customers and other parties have entrusted to the Company. The obligation to preserve confidential information continues even after employment ends.
Records containing personal data about employees or private information about customers and their employees are confidential. They are to be carefully safeguarded, kept current, relevant and accurate. They may be disclosed only to authorized personnel or as required by law.
All inquiries regarding the Company from non-employees, such as financial analysts and journalists, should be directed to the Board or the Audit Committee. The Company’s policy is to cooperate with every reasonable request of government investigators for information. At the same time, the Company is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including legal representation. If a representative of any government or government agency seeks an interview or requests access to data or documents for the purposes of an investigation, the Senior Officer should refer the representative to the Board or the Audit Committee. Senior Officers also should preserve all materials, including documents and e-mails that might relate to any pending or reasonably possible investigation.

COMPLIANCE WITH LAWS
The Senior Officers must respect and obey all applicable foreign, federal, state and local laws, rules and regulations applicable to the business and operations of the Company. Senior Officers who have access to, or knowledge of, material nonpublic information from or about the Company are prohibited from buying, selling or otherwise trading in the Company’s stock or other securities. “Material nonpublic” information includes any information, positive or negative, that has not yet been made available or disclosed to the public and that might be of significance to an investor, as part of the total mix of information, in deciding whether to buy or sell stock or other securities.
Senior Officers also are prohibited from giving “tips” on material nonpublic information, that is directly or indirectly disclosing such information to any other person, including family members, other relatives and friends, so that they may trade in the Company’s stock or other securities.
Furthermore, if, during the course of a Senior Officer’s service with the Company, he or she acquires material nonpublic information about another company, such as one of our customers or suppliers, or learns that the Company is planning a major transaction with another company (such as an acquisition), the Senior Officer is restricted from trading in the securities of the other company.
REPORTING ACTUAL AND POTENTIAL VIOLATIONS OF THE CODE AND ACCOUNTABILITY FOR COMPLIANCE WITH THE CODE
The Company, through the Board or the Audit Committee, is responsible for applying this Code to specific situations in which questions may arise and has the authority to interpret this Code in any particular situation. This Code is not intended to provide a comprehensive guideline for Senior Officers in relation to their business activities with the Company. Any Senior Officer may seek clarification on the application of this Code from the Board or the Audit Committee.
Each Senior Officer must:
1.	notify the Company of any existing or potential violation of this Code, and failure to do so is itself a breach of the Code; and

2.	not retaliate, directly or indirectly, or encourage others to do so, against any employee or Senior Officer for reports, made in good faith, of any misconduct or violations of the Code solely because that employee or Senior Officer raised a legitimate ethical issue.
The Board or the Audit Committee will take all action it considers appropriate to investigate any breach of the Code reported to it. All Senior Officers, directors and employees are required to cooperate fully with any such investigation and to provide truthful and accurate information. If the Board or the Audit Committee determines that a breach has occurred, it will take or authorize disciplinary or preventative action as it deems appropriate, after consultation with the Company’s counsel if warranted, up to and including termination of employment. Where appropriate, the Company will not limit itself to disciplinary action but may pursue legal action against the offending Senior Officer involved. In some cases, the Company may have a legal or ethical obligation to call violations to the attention of appropriate enforcement authorities.
Compliance with the Code may be monitored by audits performed by the Board, the Audit Committee, the Company’s counsel and/or by the Company’s outside auditors. All Senior Officers, directors and employees are required to cooperate fully with any such audits and to provide truthful and accurate information.
Any waiver of this Code for any Senior Officer or director may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law.

SCHEDULE B
AUDIT COMMITTEE DISCLOSURE
1.	The Audit Committee’s Charter

I.	Purpose of Audit Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)
The purpose of the Audit Committee (the “Committee”) is to:
1.	Assist the Board of Directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to:
(i)	the quality and integrity of the Corporation’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Corporation’s independent accountants and review of the audit efforts of the Corporation’s independent accountants and internal auditing department; and

(iii)	the development and implementation of policies and processes regarding corporate governance matters.
2.	Provide an open avenue of communication between the internal auditing department (if any), the independent accountants, the Corporation’s financial and senior management and the Board.

3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Corporation’s annual proxy statement.
The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.
II.	Composition
The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “1934 Act”) and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of the Nasdaq Stock Market (the “Nasdaq Rules”) for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an “audit committee financial expert,” as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement as required by the Nasdaq rules.

III.	Authority
The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.
The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Corporation.
The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries (the “Statement as to Independence”), addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.
The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.
IV.	Appointing Members
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.
V.	Chairperson
The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a Secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.

VI.	Meetings
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:
1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet as required.

3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation with reasonable notice prior to the time of such meeting.
While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.
VII.	Specific Duties
In meeting its responsibilities, the Committee is expected to:
1.	Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.	Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.	Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.	Inquire of management, the internal auditing department and the independent accountants and evaluate the effectiveness of the Corporation’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants and the internal auditing department, the audit scope and plan of the independent accountants and internal auditing department.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants and internal auditing department, out of the presence of management:
(a)	the adequacy of the Corporation’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Corporation’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants and internal auditing department together with management’s responses thereto.
8.	Following completion of the annual audit, review with management, the independent accountants and the internal auditing department:
(a)	the Corporation’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.
9.	Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.	Establish regular and separate systems of reporting to the Committee by each of management, the independent accountants and internal auditing department regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.	In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses.

12.	Consider and review with management and the internal auditing department:
(a)	significant findings during the year and management’s responses thereto;

(b)	any changes required in the planned scope of their audit plan;

(c)	the internal auditing department budget and staffing; and

(d)	internal auditor’s compliance with the appropriate internal auditing standards.
13.	Review filings with the SEC and other published documents containing the Corporation’s financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.	Review the regular internal reports to management prepared by the internal auditing department and management’s response.

15.	Prepare and include in the Corporation’s annual proxy statement or other filings of the SEC any report from the Committee or other disclosures as required by applicable laws and regulations.

16.	Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

17.	Review with management, the internal auditing department and the independent accountants, each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

18.	Review policies and procedures with respect to officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditing department and the independent accountants.

19.	Establish, review and update periodically a Code of Business Conduct and Ethics for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

20.	Review management’s monitoring of the Corporation’s compliance with the Corporation’s Code of Business Conduct and Ethics.

21.	Review, with the Corporation’s counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation’s financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

22.	Evaluate and review with management the Corporation’s guidelines and policies governing the process of risk assessment and risk management.

23.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

24.	Provide advice on changes in Board compensation.

25.	Meet with the independent accountants, internal auditing department and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

26.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

27.	Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

28.	Implement, oversee, monitor and evaluate internal controls over financial reporting.

29.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Nasdaq Rules.

30.	Perform such other functions consistent with this Charter, the Corporation’s Articles and governing law, as the Committee deems necessary or appropriate.

2.	Composition of the Audit Committee
The Audit Committee is currently composed of three directors, namely Dr. Shuming Zhao, Silke Stenger and Indrajit Chatterjee. Each member is independent and financially literate as such terms are defined in National Instrument 52-110 Audit Committees.
3.	Relevant Education and Experience
The following describes the education and experience of each of the members of the Audit Committee which provides the member with:
(a)	an understanding of the accounting principles used by the issuer to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.
Ms. Stenger has a designation of Controller, IHK (Certified Controller) granted by the German Chamber of Commerce and has completed international accounting standards courses at Steuerfachscheule Dr. Endriss GmbH & Co. KG, a tax and accounting college in Cologne, Germany. She has experience in corporate planning, project control, supervision of financial accounting, reporting analysis, and co-ordination with auditors.
Dr. Shuming Zhao is the Dean, a professor and Ph.D. Advisor of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. He received his B. A. (English Language and Literature) from Nanjing University and his M. A. (Education) and Ph. D. in Higher Education Administration and Human Resource Management from Claremont Graduate School, U.S.A. He is one of the leading business educators in China. Under his leadership, Nanjing University has been selected as a National Key Program in Business Administration. He is a member, Science and Technology Academic Committee of the Ministry of Education; Vice Chairman, Advisory Committee for Business Programs, Ministry of Education; member, Review Committee for Management Sciences, National Natural Science Foundation of China; member, National MBA Advisory Committee; and member, Human Resource Development Committee of Macau Special Administration Region Government. Dr. Zhao is Vice President, China Human Resource Management Research Association; President, Jiangsu Province Human Resource Association; Vice President, Jiangsu Province Enterprise Management Association; and Vice President, Jiangsu Province Entrepreneur Association. Dr. Zhao organized and held four international symposia on multinational business management in 1992, 1996, 1999 and 2002. Since 1994, Dr. Zhao has also acted as a management consultant for several Chinese and international firms. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business at the University of Southern California and he has lectured in countries including the United States, Canada, Japan, the United Kingdom, Germany, Australia, the Netherlands and Singapore. Since 2004, Dr. Zhao has been an independent director on the board of directors of Suning Electronic Co. Ltd.
Indrajit Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.
4.	Reliance on Certain Exemptions
Not applicable.

5.	Reliance of the Exemption in Subsection 3.3(2) or Section 3.6
Not applicable.
6.	Reliance on Section 3.8
Not applicable.
7.	Audit Committee Oversight
Not applicable.
8.	Pre-Approved Policies and Procedures
The Audit Committee pre-approves all services provided by the Company’s independent auditors. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered.
9.	External Auditor Fees
(a)	Audit Fees
The aggregate fees billed by Deloitte & Touche LLP for audit services rendered for the audit of the Company’s annual financial statements for the fiscal years ended December 31, 2008 and 2007 were Cdn$1,723,972 and Cdn$1,920,905, respectively (including all fees related to the audit of the Company’s annual financial statements for the fiscal years ended December 31, 2008 and 2007).
(b)	Audit Related Fees
For the fiscal years ended December 31, 2008 and 2007, Deloitte & Touche LLP performed assurance or related services relating to the performance of the audit or review of the Company’s financial statements which are not reported under the caption “Audit Fees” above, for aggregate fees totalling Cdn$359,774 and Cdn$301,050, respectively.
(c)	Tax Fees
For the fiscal years ended December 31, 2008 and 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP were $168,954 and Cdn$40,000, respectively.
(d)	All Other Fees
For the fiscal years ended December 31, 2008 and 2007, Deloitte & Touche LLP did not perform any non-audit professional services, other than those services listed above.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. WO# 57555FOLD AND DETACH HERE
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF KHD HUMBOLDT WEDAG INTERNATIONAL LTD. (THE “COMPANY”) FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 24, 2009 (THE “MEETING”). Please mark your votes as indicated in this example X FOR WITHHELD ALL FOR ALL 1. The re-election of the following Class I director of the Company. Nominee: 01 Indrajit Chatterjee Withheld for the nominee you list below. (Write that Nominee name on the space provided below.) FOR AGAINST ABSTAIN 2. The reappointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year. 3. The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year. 4. The transaction of such further and other business as may properly come before the Meeting. Mark Here for Address Change or Comments SEE REVERSE Signature Signature Date Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

NOTES: 1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof. 2. A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, other than the persons specified on the reverse side. If you desire to designate as proxy holder a person other than Michael J. Smith or Rene Randall, you should strike out their name and insert on the space provided the name of the person you desire to designate as proxy holder or complete another proper Form of Proxy. 3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. 4. A proxy, to be effective, must be deposited with the Company, #1620-400 Burrard St, Vancouver BC V6C 3A6: The President at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or with the Chairman of the Meeting on the day of the Meeting. Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor Service Direct® at www.bnymellon.com /shareowner/isd where step-by-step instructions will prompt you through enrollment.
Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The Proxy Statement and the 2008 Annual Report to Stockholders are available at: http://bnymellon.mobular.net/bnymellon/khd FOLD AND DETACH HERE PROXY KHD HUMBOLDT WEDAG INTERNATIONAL LTD. THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF KHD HUMBOLDT WEDAG INTERNATIONAL LTD. (THE “COMPANY”) FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 24, 2009 (THE “MEETING”). The undersigned, registered shareholder of the Company, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of him, ___, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters. BNY MELLON SHAREOWNER SERVICESAddress Change/Comments P.O. BOX 3550(Mark the corresponding box on the reverse side) SOUTH HACKENSACK, NJ 07606-9250 (Continued and to be marked, dated and signed, on the other side)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
SUPPLEMENTAL MAILING LIST FORM
National Instrument 51-102 Continuous Disclosure Obligations mandates that KHD Humboldt Wedag International Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6
Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).
*******
If you wish to receive the Statements, please complete below and return.

(Please PRINT your name and address)

Interim Financial Statements and MD&A

Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)

Signed:
(Signature of Shareholder)

Dated: